SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25/A

                                                 Commission File Number: 0-22808

                           NOTIFICATION OF LATE FILING


     (Check One): / / Form 10-KSB  / / Form 11-K  / / Form 20-F  /X/ Form 10-Q
                  / / Form N-SAR


For Period Ended:  September 30, 1999

/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K


For the Transition Period Ended:     N/A
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     Read attached instruction sheet before preparing form. Please print or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION


Full name of registrant:   Osage Systems Group, Inc.
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Former name if applicable

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Address of principal executive office: 1661 East Camelback Road, Suite 245
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City, State and Zip Code: Phoenix, Arizona 85016
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                        PART II. RULE 12b-25 (b) AND (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE


     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



Attention of senior management of the registrant has been focused on effectuating a prospective financial restructuring of the company and change in composition of its board of directors. The proposed transaction is described in an Information Statement on Form 14(f) filed with the Commission on November 10, 1999, and is scheduled to close on November 22, 1999. In addition, as disclosed on registrant's Current Report on Form 8-K filed with the Commission on November 10, 1999, the company's Chief Financial Officer resigned on October 15, 1999. For these reasons, the Company has been unable to complete its quarterly Report on Form 10-Q for the quarter ended September 30, 1999.





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                           PART IV. OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Cohen, Esq.                (215)                       665-3873
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         (Name)                     (Area Code)              (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report (s).             /X/ Yes   / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 /X/ Yes   / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                See Exhibit 99.1


                            Osage Systems Group, Inc.
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 15, 1999                   /s/ Phil Carter
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                                            Phil Carter
                                            Interim Chief Executive Officer